FORM 6 – K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report on Foreign Issuer

Pursuant to Rule 13a – 16 or 15d – 16
of the Securities Exchange Act of 1934

For the Month of January 2013

Gilat Satellite Networks Ltd.
(Translation of Registrant’s Name into English)

Gilat House, Yegia Kapayim Street
Daniv Park, Kiryat Arye, Petah Tikva, Israel
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒   Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐                      No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):   N/A

Attached hereto is Registrant’s press release dated January 29, 2013, announcing that its wholly owned subsidiary Wavestream® has won a contract with Honeywell for in-flight Connectivity.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Gilat Satellite Networks Ltd.
(Registrant)

Dated January 29, 2013	By: /s/ Alon Levy
Alon Levy
General Counsel

Gilat’s Wavestream Wins Contract with Honeywell
for In-flight Connectivity

Wavestream’s Ka-band Transceivers Selected for Airborne Antenna Systems, Connecting
Customers to Inmarsat’s Global Xpress System

Petah Tikva, Israel, January 29, 2013 -- Gilat Satellite Networks Ltd. (NASDAQ: GILT) announced today that its wholly owned subsidiary Wavestream® has been awarded an exclusive contract by Honeywell (NASDAQ: HON) to supply Ka-band transceivers for integration into airborne antenna systems to provide in-flight connectivity to the Inmarsat Global Xpress (GX) network. Scaled production for the transceivers is expected to begin in 2014.

Honeywell and Inmarsat signed an agreement in April 2012 to provide global in-flight connectivity services to business, commercial and aviation customers around the world. Honeywell is developing and distributing the on-board hardware to enable users to connect to Inmarsat’s Global Xpress (GX) Aviation network, a high speed Ka-band system.

“The combination of field experience and innovative technology was a critical factor in our selection of Wavestream’s Ka-band transceivers for integration into our Global Xpress antenna system,” said Chris Webster, Senior Subcontracts Manager at Honeywell Aerospace. “We look forward to working closely with Wavestream in the integration and implementation of their transceivers into our on-board hardware in support of this project.”

Wavestream is an industry leader in the development and worldwide deployment of BUCs and amplifiers for use in military and commercial satellite communications applications. Wavestream’s Ka-band products have been successfully used in defense satellite systems, with over 5,000 deployed worldwide in just the last three years.

“Wavestream is an established vendor in the aviation market and is well positioned to support the rapidly growing in-flight market,” said Francis Auricchio, CEO of Wavestream. “We are excited with the opportunity to work with Honeywell and to play an integral part in enabling airlines to improve passenger experience and generate additional revenues from the Global Xpress Aviation network.”

Based on the company’s patented Spatial advantEdge technology, Wavestream’s Ka-band product family provides high output power, greater efficiency and field-proven reliability in smaller, lighter weight product packages suitable for fixed, mobile, and flyaway antenna systems. Each product is designed and thoroughly tested for use in extreme environments, helping provide uninterrupted connectivity to support mission-critical defense operations as well as demanding consumer broadband applications.

For more information please visit http://www.gilat.com/airborne-antenna-systems.

About Honeywell
Based in Phoenix, Arizona, Honeywell's aerospace business is a leading global provider of integrated avionics, engines, systems and service solutions for aircraft manufacturers, airlines, business and general aviation, military, space and airport operations. Honeywell (www.honeywell.com) is a Fortune 100 diversified technology and manufacturing leader, serving customers worldwide with aerospace products and services; control technologies for buildings, homes, and industry; automotive products; turbochargers; and specialty materials. Based in Morris Township, N.J., Honeywell's shares are traded on the New York, London, and Chicago Stock Exchanges. For more news and information on Honeywell, please visit www.honeywell.com.

About Wavestream
Wavestream designs and manufactures next generation solid-state power amplifiers for mission-critical defense and broadcast satellite communications systems. The company’s innovative, patented Spatial advantEdge technology provides higher output power, greater reliability and lower energy usage in more compact packages than traditional amplifier solutions. Wavestream’s proven family of products meet the growing demand for greater efficiency and significant lifecycle cost reductions for satellite communications systems worldwide. Wavestream is a wholly-owned subsidiary of Gilat Satellite Networks Ltd. (NASDAQ: GILT). For more information, please visit the company’s web site at www.wavestream.com.

About Gilat
Gilat Satellite Networks Ltd (NASDAQ, TASE: GILT) is a leading provider of products and services for satellite-based broadband communications. Gilat develops and markets a wide range of high-performance satellite ground segment equipment and VSATs, with an increasing focus on the consumer and Ka-band market.

With over 25 years of experience, and over a million products shipped to more than 85 countries, Gilat has provided enterprises, service providers and operators with efficient and reliable satellite-based connectivity solutions, including cellular backhaul, banking, retail, e-government and rural communication networks. Gilat also enables leading defense, public security and news organizations to implement advanced, on-the-move tactical communications on board their land, air and sea fleets. For more information, please visit us at www.gilat.com.

Certain statements made herein that are not historical are forward-looking within the meaning of the Private Securities Litigation Reform Act of 1995. The words "estimate", "project", "intend", "expect", "believe" and similar expressions are intended to identify forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties. Many factors could cause the actual results, performance or achievements of Gilat to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, among others, changes in general economic and business conditions, inability to maintain market acceptance to Gilat's products, inability to timely develop and introduce new technologies, products and applications, rapid changes in the market for Gilat's products, loss of market share and pressure on prices resulting from competition, introduction of competing products by other companies, inability to manage growth and expansion, loss of key OEM partners, inability to attract and retain qualified personnel, inability to protect the Company's proprietary technology and risks associated with Gilat's international operations and its location in Israel. For additional information regarding these and other risks and uncertainties associated with Gilat's business, reference is made to Gilat's reports filed from time to time with the Securities and Exchange Commission.

Contact:
David Leichner
Gilat Satellite Networks
+1 516 478 9697
davidle@gilat.com